                                                FILED PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-53522
PROSPECTUS

                               [SPECTRASITE LOGO]
                           SpectraSite Holdings, Inc.

             $200,000,000 6 3/4% SENIOR CONVERTIBLE NOTES DUE 2010
                                      AND
     9,275,362 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     The selling holders described under the caption "Selling Holders" on page 35 of this prospectus may offer and resell for each of their own accounts up to $200,000,000 aggregate principal amount of 6 3/4% senior convertible notes due 2010 and the 9,275,362 shares of SpectraSite's common stock issuable upon conversion of the notes. In November 2000, SpectraSite issued and sold these notes to Morgan Stanley & Co. Incorporated, as placement agent, in a private offering. For a more detailed description of the plan of distribution, see "Plan of Distribution," beginning on page 39.

     We will pay interest on the notes on May 15 and November 15 of each year, commencing on May 15, 2001. The notes will mature on November 15, 2010. The notes are effectively subordinated to all of our secured debt and other liabilities of our subsidiaries. Holders may convert the notes into shares of our common stock at any time on or before November 15, 2010, at a conversion price of $21.5625 per share, subject to adjustment if certain events affecting our common stock occur. On or after November 20, 2003, we may redeem any of the notes at the redemption prices set forth in this prospectus, plus accrued and unpaid interest. For a more detailed description of the notes, see "Description of the Notes" beginning on page 17.

     Our common stock is listed on the Nasdaq National Market under the ticker symbol "SITE". On February 7, 2001, the reported last sale price on the Nasdaq National Market of a single share of the common stock was $16 3/4.

     We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, market of the Nasdaq Stock Market.

     The notes and the common stock issuable upon conversion of the notes may be offered for sale from time to time by the selling holders in brokerage transactions at prevailing market prices, in transactions at negotiated prices or otherwise. No representation is made that any notes or shares of common stock will or will not be offered for sale. We will not receive any proceeds from the sale by the selling holders of the notes or shares of common stock. We will pay all costs, expenses and fees in connection with the registration of the notes and the common stock, except that all selling commissions and fees and other expenses incurred by the selling holders will be borne by such holders.

     The selling holders and the brokers who sell our notes or shares of common stock may be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the selling holders or such brokers on the sale of any notes or shares of common stock may constitute underwriting commissions.

     YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER WHEN INVESTING IN THE NOTES OR OUR COMMON STOCK.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling holders are authorized to offer to sell, and seek offers to buy, notes and shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of notes or shares of common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 9, 2001.

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Summary................................       2
Risk Factors...........................       5
Special Note Regarding Forward-Looking
  Statements...........................      14
Ratio of Earnings to Fixed Charges.....      14
Use of Proceeds........................      14
Description of Capital Stock...........      15
Description of the Notes...............      17

                                           PAGE
                                           ----
Certain United States Federal Tax
  Considerations.......................      27
Selling Holders........................      35
Plan of Distribution...................      39
Legal Matters..........................      41
Experts................................      41
Where You Can Find More Information....      41
Information Incorporated By
  Reference............................      42

                            ------------------------

     SpectraSite Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 100 Regency Forest Drive, Suite 400, Cary, North Carolina 27511, and our telephone number at that address is (919) 468-0112. Our World Wide Web site address is http://www.spectrasite.com. The information in our website is not part of this prospectus.

     In this prospectus, Holdings refers to SpectraSite Holdings, Inc., and SpectraSite, we, us and our refer to SpectraSite Holdings, Inc., its wholly owned subsidiaries and all predecessor entities collectively, unless the context requires otherwise. The terms notes and convertible notes refer to the 6 3/4% senior convertible notes due 2010 offered hereby, unless the context requires otherwise. The term 2010 notes refers to Holdings' 10 3/4% senior notes due 2010, 12 7/8% senior discount notes due 2010 and 12 1/2% senior notes due 2010 collectively. The term common stock refers to the common stock, par value $.001 per share, of Holdings.
                            ------------------------

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any note offered hereby by any person in any jurisdiction in which it is unlawful for such person to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of our company or its subsidiaries or that the information set forth herein is correct as of any date subsequent to the date hereof.

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

                                    SUMMARY

     This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, which are incorporated into this prospectus by reference. See "Where You Can Find More Information."

SPECTRASITE

     We are one of the leading providers of outsourced antenna site and network services to the wireless communications and broadcast industries in North America and Europe. Our businesses include the ownership and leasing of antenna sites on towers, managing rooftop and in-building telecommunications access on commercial real estate, network planning and deployment, and construction of towers and related wireless facilities. Our customers are leading wireless communications providers and broadcasters, including Nextel Communications, SBC Wireless, Sprint PCS, AT&T Wireless, AirTouch Communications, Tritel Communications, Teligent, WinStar, Cox Broadcasting, Clear Channel Communications and Paxson Communications. As of September 30, 2000 and after giving effect to all pending transactions, we will own or manage over 20,000 sites, including 8,132 towers, primarily in the top 100 markets in the United States and with major metropolitan market clusters in Los Angeles, Chicago, San Francisco, Philadelphia, Detroit and Dallas. We also own 50% of SpectraSite-Transco Communications Ltd., a joint venture with Lattice Group plc, the former arm of BG Group plc, the company that operates Britain's natural gas distribution network. As of September 30, 2000, the joint venture owned 707 towers and 1,500 sites and had the option to construct towers on an additional 30,000 potential sites in the United Kingdom.

RECENT DEVELOPMENTS

     On August 25, 2000, we entered into an agreement to acquire leasehold and subleasehold interests in approximately 3,900 wireless communications towers from affiliates of SBC Communications, which we collectively refer to as SBC, in exchange for $982.7 million in cash and approximately 14.3 million shares of our common stock, subject to adjustment, valued at $325.0 million. We will manage, maintain and lease available space on the SBC towers, and we will have the right to co-locate tenants on the towers. SBC is an anchor tenant on all of the towers and will pay us a monthly fee per tower of $1,400, subject to an annual adjustment. In addition, we have entered into a five-year exclusive build-to-suit agreement with SBC under which we will develop and construct substantially all of SBC's new towers during the term of the agreement.

     The SBC transaction will close in stages, with a final closing expected in the first half of 2002. At each closing, we will make a pro rata payment of cash and stock to SBC for the actual towers subleased. At the initial closing on December 14, 2000, we acquired subleasehold interests in 739 towers for consideration consisting of approximately $175.0 million in cash and approximately 2.5 million shares of common stock. On January 31, 2001, we acquired subleasehold interests in 163 additional towers for consideration consisting of approximately $41.8 million in cash and approximately 614 thousand shares of common stock.

     In connection with the SBC tower transaction, we received a commitment from Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Credit Suisse First Boston Corporation, Bank of Montreal, Chicago Branch and Toronto Dominion (Texas), Inc. to provide approximately $1.1 billion of a contemplated $1.2 billion credit facility pursuant to an amended and restated credit agreement. We anticipate we will amend and restate our existing credit facility during the first quarter of 2001.

     We acquired from AirTouch subleasehold interests in 107 wireless towers for approximately $38.5 million in cash on August 15, 2000, 38 wireless towers on October 10, 2000 for approximately $13.7 million in cash, 53 wireless towers on November 15, 2000 for approximately $19.1 million in cash and 35 wireless towers on December 15, 2000 for approximately $12.6 million in cash. We expect to acquire leasehold and subleasehold interests in approximately 70 additional towers from AirTouch in a final closing during February of 2001.

     On November 20, 2000, Trimaran Fund II, L.L.C. and certain other investors participating in the Trimaran investment program, which we collectively refer to as the Trimaran group, purchased 4.0 million

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shares of common stock at a price of $18.75 per share in a private placement exempt from the registration requirements of the Securities Act of 1933. In addition, the Trimaran group received warrants to purchase an additional 1.5 million shares of common stock.

     On November 20, 2000, we issued $200.0 million aggregate principal amount of 6 3/4% senior convertible notes due 2010. Each note is convertible into common stock at any time on or before November 15, 2010 at a conversion price of $21.5625 per share, subject to adjustment if certain events affecting our common stock occur. After November 20, 2003, we may redeem all or a portion of the convertible notes at specified prices, plus accrued interest.

     On December 8, 2000, we acquired the United States assets and operations of U.S. RealTel, Inc., an international provider of rooftop and in-building telecommunications access, for approximately $16.5 million in cash.

     On December 20, 2000, we issued $200,000,000 aggregate principal amount at maturity of 12 1/2% senior notes due 2010 in a private offering. On January 26, 2001, we commenced an offer to exchange the privately-placed notes for our Series B 12 1/2% senior notes due 2010, which have been registered under the Securities Act of 1933.

     In January 2001, our European joint venture, SpectraSite-Transco, purchased 19% of the share capital of Paris-based telecommunications network development company SOFRER S.A.

     For other recent developments regarding SpectraSite, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

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

                                  THE OFFERING

Securities Offered....................     Up to $200,000,000 aggregate
                                           principal amount of 6 3/4% senior
                                           convertible notes due 2010 and
                                           9,275,362 shares of common stock
                                           issuable upon conversion of the notes
                                           to be sold by the selling holders
                                           listed under the caption "Selling
                                           Holders."

Interest..............................     6 3/4% per annum, payable
                                           semi-annually in arrears on May 15
                                           and November 15, commencing May 15,
                                           2001.

Conversion Rights.....................     You may convert each note into common
                                           stock at any time on or before
                                           November 15, 2010 at a conversion
                                           price of $21.5625 per share, subject
                                           to adjustment if certain events
                                           affecting our common stock occur.

Security and Ranking..................     The notes are not secured by any
                                           collateral. The notes effectively
                                           rank below all of our secured debt
                                           and the debt and other liabilities of
                                           our subsidiaries. The notes rank
                                           ratably with our other senior
                                           unsecured debt, including our 12%
                                           senior discount notes due 2008, our
                                           11 1/4% senior discount notes due
                                           2009, our 12 7/8% senior discount
                                           notes due 2010, our 10 3/4% senior
                                           notes due 2010 and our 12 1/2% senior
                                           notes due 2010.

Optional Redemption...................     We may redeem the notes on or after
                                           November 20, 2003, by giving you at
                                           least 30 days' notice. We may redeem
                                           the notes either in whole or in part
                                           at the redemption prices set forth
                                           herein, together with accrued and
                                           unpaid interest.

Fundamental Change....................     If a Fundamental Change (as described
                                           under "Description of
                                           Notes--Redemption at Option of the
                                           Holder") occurs on or before November
                                           15, 2010, you may require us to
                                           purchase all or part of your notes at
                                           a redemption price equal to 100% of
                                           the outstanding principal amount of
                                           the notes being redeemed, plus
                                           accrued and unpaid interest, if any.

Use of Proceeds.......................     We will not receive any proceeds from
                                           the sale by selling holders of the
                                           notes or shares of common stock
                                           issuable upon conversion of the
                                           notes.

Registration Rights...................     Under the registration rights
                                           agreement we entered into with the
                                           placement agent for the notes, we
                                           agreed to register the notes and the
                                           common stock issuable upon conversion
                                           of the notes, subject to certain
                                           conditions. For a discussion of these
                                           conditions and the circumstances
                                           under which we are required to pay
                                           liquidated damages to the holders of
                                           the notes upon our failure to fulfill
                                           our registration obligations, see
                                           "Description of the
                                           Notes--Registration Rights of the
                                           Noteholders."

Nasdaq National Market Symbol.........     SITE

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

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the financial statements and related notes, before deciding to invest in the notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations would likely suffer.

WE MAY ENCOUNTER DIFFICULTIES IN INTEGRATING ACQUISITIONS WITH OUR OPERATIONS, WHICH COULD LIMIT OUR REVENUE GROWTH AND OUR ABILITY TO ACHIEVE OR SUSTAIN PROFITABILITY.

     Acquiring additional tower assets and complementary businesses is an integral part of our business strategy. We may not be able to realize the expected benefits of past or future acquisitions or identify suitable acquisition candidates. Our ability to complete future acquisitions will depend on a number of factors, some of which are beyond our control, including the attractiveness of acquisition prices and the negotiation of acceptable definitive acquisition agreements. In addition, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources that could otherwise be used for existing tower construction and network deployment contracts. Future acquisitions also may require us to incur additional indebtedness and contingent liabilities, which could have a material adverse effect on our business, financial condition or results of operations.

WE ARE NOT PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES.

     We incurred net losses of $98.4 million and $111.8 million for the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively. Our losses are principally due to significant depreciation, amortization and interest expense. We have not achieved profitability and expect to continue to incur losses for the foreseeable future.

WE HAVE SUBSTANTIAL INDEBTEDNESS, AND SERVICING OUR INDEBTEDNESS COULD REDUCE FUNDS AVAILABLE TO GROW OUR BUSINESS.

     We are, and will continue to be, highly leveraged. As of September 30, 2000, we had total consolidated indebtedness of approximately $1.3 billion, and after giving effect to the offering of the convertible notes and the 12 1/2% senior notes due 2010, our total consolidated indebtedness would be approximately $1.7 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to less leveraged competitors.

     Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, we may not meet our anticipated revenue growth and operating expense targets, and as a result, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

HOLDINGS IS A HOLDING COMPANY AND ITS ONLY SOURCE OF CASH TO PAY INTEREST ON, AND THE PRINCIPAL OF, THE 2008 NOTES, THE 2009 NOTES, THE 2010 NOTES AND THE CONVERTIBLE NOTES IS DISTRIBUTIONS FROM OUR SUBSIDIARIES.

     Holdings is a holding company with no business operations of its own. Holdings' only significant asset is and will be outstanding capital stock of its subsidiaries. Holdings conducts all of its business operations through its subsidiaries. Accordingly, Holdings' only source of cash to pay interest on, and the principal of, its 12% senior discount notes due 2008, its 11 1/4% senior discount notes due 2009, its 12 7/8% senior discount notes due 2010, its 10 3/4% senior notes due 2010, its 6 3/4% senior convertible notes due 2010 and the 12 1/2% senior notes due 2010 is distributions with respect to its ownership interest in its subsidiaries from the earnings and cash flow generated by those subsidiaries. We currently expect that Holdings' subsidiaries will retain and use available earnings and cash flow to support their operations, including to service their respective debt obligations. We cannot assure you that the subsidiaries will generate sufficient earnings and cash flow to pay dividends or distributions to Holdings or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of Holdings' subsidiaries, will permit such dividends or distributions.

     Our credit facility prohibits, subject to certain limited exceptions, dividends or other distributions by Holdings' subsidiaries to Holdings. However, the credit facility permits distributions to Holdings in an amount sufficient to pay scheduled interest payments on the 2008 notes commencing in 2003, the 2009 notes commencing in 2004, the 2010 senior discount notes commencing in 2005, the 10 3/4% senior notes commencing in 2000, the convertible notes commencing in 2001 and the 12 1/2% senior notes commencing in 2001, provided that there is no default or event of default outstanding under the credit facility, including under the financial maintenance tests the credit facility sets forth. We expect our amended and restated credit facility will include similar limitations. If Holdings' subsidiaries are unable to make distributions to Holdings, we will have to pursue other alternatives to make the scheduled interest payments, which may include refinancing the credit facility or seeking other sources of debt or equity capital. We cannot assure you that we would be able to secure sources of capital on terms acceptable to us or at all.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE CONVERTIBLE NOTES IS EFFECTIVELY JUNIOR TO CERTAIN EXISTING INDEBTEDNESS AND ALL FUTURE BORROWINGS OF HOLDINGS' SUBSIDIARIES.

     The 2008 notes, the 2009 notes, the 2010 notes and the convertible notes rank equally in right of payment. Holdings' subsidiaries are not guarantors of the 2008 notes, the 2009 notes, the 2010 notes or the convertible notes. As a result, all indebtedness of Holdings' subsidiaries, including any borrowings under the credit facility and other liabilities, is structurally senior to the convertible notes. At September 30, 2000, Holdings' subsidiaries had $281.5 million of debt and other liabilities and the ability to borrow $300.0 million under our credit facility, all of which are structurally senior in right of payment to the 2008 notes, the 2009 notes, the 2010 notes and the convertible notes.

     In addition, Holdings' subsidiaries are permitted, under the terms of the indentures governing the 2008 notes, the 2009 notes, the 2010 notes and the convertible notes, to incur certain additional indebtedness that may restrict or prohibit the subsidiaries from making distributions, paying dividends or making loans to Holdings and to guarantee other indebtedness of Holdings without guaranteeing the convertible notes. If any or all of Holdings' subsidiaries become subject to bankruptcy proceedings before payment of the notes, we do not expect the note holders to have claims in the proceedings. Only after the applicable subsidiaries' creditors are fully paid would any remaining value of the subsidiaries' assets be available to Holdings or its creditors, including the note holders.

REPAYMENT OF THE PRINCIPAL OF THE 2008 NOTES, THE 2009 NOTES, THE 2010 NOTES AND THE CONVERTIBLE NOTES LIKELY WILL REQUIRE ADDITIONAL FINANCING. WE ARE NOT CERTAIN OF THE SOURCE OR AVAILABILITY OF ANY SUCH FINANCING AT THIS TIME.

     We currently anticipate that, in order to pay the principal of the 2008 notes, the 2009 notes, the 2010 notes and the convertible notes, or to redeem or repurchase the notes upon a change of control as defined in the indentures governing the notes, we will be required to adopt one or more alternatives, such as refinancing

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

our indebtedness or selling our equity securities or the equity securities or assets of our subsidiaries. We cannot assure you that we could effect any of the foregoing alternatives on terms satisfactory to us, that any of the foregoing alternatives would enable us to pay the principal of the notes or that any of such alternatives would be permitted by the terms of the indentures governing the 2008 notes, the 2009 notes, the 2010 notes or the convertible notes or any other debt instruments then in effect.

OUR BUSINESS DEPENDS ON THE DEMAND FOR WIRELESS COMMUNICATIONS SITES AND OUR ABILITY TO SECURE CO-LOCATION TENANTS.

     Our business depends on demand for communications sites from wireless service providers, which, in turn, depends on the demand for wireless services. A reduction in demand for communications sites or increased competition for co-location tenants could have a material adverse effect on our business, financial condition or results of operations. In particular, the success of our business model requires us to secure co-location tenants, and securing co-location tenants depends upon the demand for communications sites from a variety of service providers in a particular market. The extent to which wireless service providers lease communications sites on our towers depends on the level of demand for wireless services, the financial condition and access to capital of those providers, the strategy of providers with respect to owning or leasing communications sites, government licensing of communications licenses, changes in telecommunications regulations, the characteristics of each company's technology, and geographic terrain.

A SIGNIFICANT PORTION OF OUR REVENUES AND TOWER CONSTRUCTION ACTIVITY CURRENTLY DEPENDS ON NEXTEL AND IS EXPECTED TO COME FROM SBC.

     Nextel accounts for a significant portion of our total revenues. Nextel represented approximately 35% and 24% of our revenues for the year ended December 31, 1999 and for the nine months ended September 30, 2000, respectively. Following the final closing of the SBC tower transaction, SBC will pay us approximately $65.5 million each year as the anchor tenant on the 3,900 subleased towers. If Nextel or SBC were to suffer financial difficulties or if Nextel or SBC were unwilling or unable to perform its obligations under its arrangements with us, our business, financial condition or results of operations could be materially and adversely affected.

     Nextel agreed to lease 1,700 additional sites on our towers as part of its national service deployment, and as of September 30, 2000, they had leased 1,068 of those sites. We entered into a five-year build-to-suit agreement with SBC for an estimated 800 new towers. Under the terms of our agreements with Nextel and SBC, we are required to construct or purchase agreed upon numbers of qualified towers at specified times and at specified prices. Our failure to construct or purchase the towers as agreed could result in the cancellation of our right to construct or purchase additional towers under these agreements. Such a cancellation could have a material adverse effect on our business, financial condition or results of operations and on our ability to implement or achieve our business objectives in the future.

     Under our agreements with Nextel and SBC, subject to limited exceptions, we will be required to construct new towers in locations to be determined by Nextel and SBC. These towers may have limited appeal to other providers of wireless communications services, which may limit our opportunities to attract additional tenants, which, in turn, could have a material adverse effect on our business, financial condition or results of operations.

WE MAY BE UNABLE TO INCREASE OUR CONSTRUCTION ACTIVITIES OR TO ACQUIRE TOWERS AS CONTEMPLATED BY OUR GROWTH STRATEGY.

     Our growth strategy depends on our ability to construct, acquire and operate towers as wireless service providers expand their tower network infrastructure. Regulatory and other barriers could adversely affect our ability to construct towers in accordance with the requirements of our customers, and, as a result, we may be subject to penalties and forfeiture provisions under our anchor tenant leases. Our ability to construct new towers may be affected by a number of factors beyond our control, including zoning and local permitting requirements, FAA considerations, FCC tower registration procedures, availability of tower components and

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

construction equipment, availability of skilled construction personnel and weather conditions. In addition, because the concern over tower proliferation has grown in recent years, certain communities now restrict new tower construction or delay granting permits required for construction.

     Our expansion plans call for a significant increase in construction activity. We may not be able to overcome the barriers to new construction, and we may not complete the number of towers planned for construction. Our failure to complete the necessary construction could have a material adverse effect on our business, financial condition or results of operations.

     We compete for tower acquisition opportunities with wireless service providers, broadcasters, site developers and other independent tower owners and operators, and we expect competition to increase. Increased competition for acquisitions may result in fewer acquisition opportunities and higher acquisition prices. We regularly explore acquisition opportunities; however, we may have trouble identifying towers or tower companies to acquire in the future.

WE COMPETE WITH COMPANIES THAT MAY HAVE GREATER FINANCIAL RESOURCES.

     If we are unable to successfully compete, our business will suffer. We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting the site leasing business. We compete for site leasing tenants with:

     - wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

     - other independent tower operators;

     - site acquisition companies that acquire antenna space on existing towers for wireless service providers, manage new tower construction and provide site acquisition services; and

     - owners of non-tower antenna sites, including rooftops, water towers and other alternate structures.

     Wireless service providers that own and operate their own towers generally are substantially larger and have substantially greater financial resources than SpectraSite. For example, AT&T Wireless and Sprint PCS own and operate their own tower networks.

     We compete for acquisition, new tower construction and network development opportunities primarily with other independent tower companies and site construction firms. Some of these competitors may have greater financial resources than SpectraSite.

RAPID GROWTH COULD STRAIN OR DIVERT OUR MANAGEMENT TEAM AND WILL INCREASE OUR OPERATING EXPENSES.

     Implementation of our business strategy may impose significant strains on our management, operating systems and financial resources. In addition, we anticipate that operating expenses will increase significantly as we build and acquire additional tower assets. Our failure to manage growth or unexpected difficulties encountered during our expansion could have a material adverse effect on our business, financial condition or results of operations. The pursuit and integration of acquisitions, investments, joint ventures and strategic alliances will require substantial attention from our senior management, which will limit the amount of time they have available to devote to existing operations.

WE ANTICIPATE SIGNIFICANT CAPITAL EXPENDITURES AND MAY NEED ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE.

     Our current plans call for significant capital expenditures during 2001 for the construction and acquisition of communication sites, primarily towers, including the subleased towers from SBC. We had approximately $300.0 million available under our existing $500.0 million credit facility as of September 30, 2000. We have received a commitment for approximately $1.1 billion of a contemplated $1.2 billion amended and restated credit facility. As of September 30, 2000, we had $418.9 million of cash and cash equivalents. However, we

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

may need additional sources of debt or equity capital in the future. Additional financing may not be available or may be restricted by the terms of the credit facility and the indentures governing our outstanding notes.

COMPETING TECHNOLOGIES AND OTHER ALTERNATIVES COULD REDUCE THE DEMAND FOR OUR SERVICES.

     Most types of wireless and broadcast services currently require ground-based network facilities, including communications sites for transmission and reception. The development and growth of communications technologies which do not require ground-based sites or other alternatives could reduce the demand for space on our towers.

     In particular, the emergence of new technologies that do not require terrestrial antenna sites and that can be substituted for those that do, could have a negative impact on our operations. For example, the growth in delivery of video services by direct broadcast satellite or the development of signal combining technologies, which allow one communications antenna to service two different transmission frequencies, could reduce the demand for tower-based broadcast transmissions and antenna space. In addition, the FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice and data services. Two systems had been offering commercial service; however, one had to terminate operations because of bankruptcy, although it recently announced it had been sold to new owners and planned to resume operations, focusing in large part on the provision of service to government and defense industry customers. In addition, the FCC has issued licenses for several low-earth orbiting satellite systems that are solely intended to provide data services, and one of those systems is operational and another is expected to offer competitive service soon. Although these systems are highly capital-intensive and have only begun to be tested, mobile satellite systems could compete with land-based wireless communications systems, thereby reducing the demand for the infrastructure services we provide. Reduced demand for ground-based antenna sites could have a material adverse effect on our business, financial condition or results of operations.

     In addition, wireless service providers frequently enter into agreements with competitors allowing them to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home providers' services. These roaming agreements may be viewed by wireless service providers as a superior alternative to leasing space for their own antennas on communications sites we own. The proliferation of these roaming agreements could have a material adverse effect on our business, financial condition or results of operations.

A SMALL NUMBER OF STOCKHOLDERS BENEFICIALLY OWN A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND COULD SIGNIFICANTLY AFFECT MATTERS REQUIRING A SHAREHOLDER VOTE.

     Affiliates of Welsh, Carson, Anderson & Stowe own 32.4 million shares, or 23.4%, of our common stock as of September 30, 2000. After giving effect to the issuance of approximately 14.3 million shares to SBC and 4.0 million shares to the Trimaran group, affiliates of Welsh, Carson will own 20.7% of our outstanding common stock. This ownership allows Welsh, Carson to exert significant influence over the management and policies of SpectraSite. In addition, Welsh, Carson and certain other Holdings stockholders have a right to board representation under a stockholders' agreement. Welsh, Carson and the other parties to the stockholders' agreement may have interests that are different from yours. See "Description of Capital Stock--Stockholders' Agreement."

OUR BUSINESS DEPENDS ON OUR KEY PERSONNEL.

     Our future success depends to a significant extent on the continued services of our Chief Executive Officer, Stephen H. Clark, our Chief Operating Officer, Timothy G. Biltz, our Chief Financial Officer, David P. Tomick, our Executive Vice President--Wireless Tower Group, Richard J. Byrne, and our Executive Vice President--Construction Operations, Calvin J. Payne. Although each of these officers other than Mr. Biltz has an employment agreement with Holdings, the loss of any of these key employees would likely have a significantly detrimental effect on our business.

OUR OPERATIONS REQUIRE COMPLIANCE WITH AND APPROVAL FROM FEDERAL AND STATE REGULATORY AUTHORITIES.

     We are subject to a variety of regulations, including those at the federal, state and local levels. Both the FCC and the FAA regulate towers and other sites used for wireless communications transmitters and receivers. Failure to comply with applicable requirements may lead to civil penalties and tort liability. These regulations control siting, marking, and lighting of towers and may, depending on the characteristics of the tower, require registration of tower facilities with the FCC. Wireless communications devices operating on towers are separately regulated and independently authorized by the FCC based upon the particular frequency used and the services being provided. Any proposals to construct new communications sites or modify existing communications sites that could affect air traffic must be reviewed by the FAA to ensure that the proposals will not present a hazard to aviation. Tower owners may have an obligation to paint their towers or install lighting to conform to FCC and FAA standards and to maintain such painting or lighting. Tower owners also may bear the responsibility for notifying the FAA of any tower lighting failure. We generally indemnify our customers against any failure by us to comply with applicable standards.

     Local regulations include city or other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customers' demands. In addition, these regulations increase the costs associated with new tower construction. Existing regulatory policies may adversely affect the timing or cost of new tower construction, and additional regulations may be adopted that will increase these delays or result in additional costs to SpectraSite. These factors could have a material adverse effect on our business, financial condition or results of operations and on our ability to implement or achieve our business objectives.

     In October 2000, the FCC adopted rules and policies related to telecommunications service providers' access to rooftops, other rights-of-way and conduits in multi-tenant buildings. The FCC prohibited telecommunications carriers in commercial settings from entering into new exclusive contracts with building owners, including contracts that effectively restrict premises owners or their agents from permitting access to other telecommunications service providers. The FCC also established procedures to ensure that the demarcation point in buildings, which marks the end of the incumbent local exchange carrier's control over on-premises wiring and the beginning of the customer's or building owner's control, will be at the "minimum point of entry" to the structure rather than further inside the premises. In addition, the FCC determined that, under the Communications Act, utilities, including local exchange carriers, will be required to afford telecommunications carriers and cable service providers reasonable and nondiscriminatory access to conduits and rights-of-way in customer buildings, to the extent such conduits and rights-of-way are owned or controlled by the utility. Finally, the FCC amended its existing rules to give building tenants the same ability to place on their balconies small satellite dishes for receiving telecommunications and other fixed wireless signals that they currently have for receiving video services.

     In the same October 2000 decision, the FCC sought comment on a number of related issues, including whether the prohibition on exclusive contracts should be extended to residential buildings; whether it should be broadened to prohibit preferences other than exclusive access, such as exclusive marketing or landlord bonuses for tenants; whether the FCC should prohibit carriers from enforcing exclusive access provisions in existing contracts for commercial or residential multi-tenant buildings; and whether the agency has authority to prohibit local exchange carriers from providing services to multi-tenant buildings where the owners maintain policies unreasonably preventing competing carriers from gaining access to potential customers within the building. Federal legislation addressing the building access issue had also been pending before the FCC decision was adopted. We cannot predict with certainty whether the FCC's proposals or any legislative initiatives will be adopted, and, if they are, the effect they will have on our business.

     As part of the Westower merger, we acquired operations in Canada. As a result, we are subject to regulation in Canada. As we pursue additional international opportunities, we will be subject to regulation in additional foreign jurisdictions. In addition, our customers also may become subject to new regulatory policies which may adversely affect the demand for communications sites.

WE GENERALLY LEASE THE LAND UNDER OUR TOWERS AND MAY NOT BE ABLE TO MAINTAIN THESE LEASES.

     Our real property interests relating to towers primarily consist of leasehold interests, private easements and licenses, easements and rights-of-way granted by governmental entities. A loss of these interests, including losses arising from the bankruptcy of one or more of our significant lessors, would interfere with our ability to conduct our business and generate revenues. Our ability to protect our rights against persons claiming superior rights in towers depends on our ability to:

     - recover under title policies, the policy limits of which may be less than the purchase price of a particular tower;

     - in the absence of title insurance coverage, recover under title warranties given by tower sellers, which warranties often terminate after the expiration of a specific period, typically one to three years; and

     - recover from landlords under title covenants contained in lease agreements.

WE ARE SUBJECT TO ENVIRONMENTAL LAWS THAT IMPOSE LIABILITY WITHOUT REGARD TO FAULT.

     Our operations are subject to federal, state, provincial, local, and foreign environmental laws and regulations regarding the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes. Under these laws, we could be held strictly, as well as jointly and severally, liable for the investigation and remediation of hazardous substance contamination at our facilities or at third-party waste disposal sites and also could be held liable for any personal or property damage related to such contamination. Although we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations.

     The FCC requires tower owners who are subject to the agency's antenna structure registration program to comply at the time of registration with federal environmental rules that may restrict the siting of towers. Under these rules, tower owners are required initially to identify whether proposed sites are in environmentally sensitive locations. If so, the tower owners must prepare and file environmental assessments, which must be reviewed by the FCC staff prior to registration and construction of the particular towers.

OUR TOWERS MAY BE DAMAGED BY NATURAL DISASTERS.

     Our towers are subject to risks associated with natural disasters such as ice and wind storms, tornadoes, hurricanes and earthquakes. We self-insure almost all of our towers against such risks. A tower accident for which we are uninsured or underinsured, or damage to a tower or group of towers, could have a material adverse effect on our business, financial condition or results of operations.

PERCEIVED HEALTH RISKS OF RADIO FREQUENCY EMISSIONS COULD IMPACT OUR BUSINESS.

     The wireless service providers that utilize our towers are subject to FCC requirements and other guidelines relating to radio frequency emissions. FCC safety guidelines apply to all emitters of radio frequency emissions, including cellular and personal communications service hand-held telephones that were authorized by the FCC after August 1, 1996. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. If radio frequency emissions were conclusively proved harmful, our tenants and possibly we could face lawsuits claiming damages from such emissions, and demand for wireless services and new towers would be adversely affected. Although we have not been subject to any claims relating to radio frequency emissions, we cannot assure you that these claims will not arise in the future.

THERE WILL BE NO PUBLIC TRADING MARKET FOR THE CONVERTIBLE NOTES, AND YOUR ABILITY TO SELL YOUR NOTES IS LIMITED.

     The convertible notes are new securities, and there is no existing public market for the convertible notes. Although the convertible notes are eligible for trading in PORTAL by qualified institutional buyers, as defined in Rule 144A under the Securities Act, we cannot assure you as to the liquidity of any markets that may develop for the convertible notes, the ability of holders of the convertible notes to sell their convertible notes or the price at which holders would be able to sell their convertible notes. Future trading prices of the convertible notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We cannot assure you that an active trading market for the convertible notes will develop or be sustained.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, BECAUSE WE ARE A HOLDING COMPANY, WE MAY BE UNABLE TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, our credit facility and the indentures governing our outstanding notes, including the convertible notes, restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because Holdings is a holding company, it depends on the cash flow of its subsidiaries, and SpectraSite Communications' credit facility imposes restrictions on Holdings' subsidiaries' ability to distribute cash to Holdings.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE, WHICH COULD AFFECT THE VALUE OF THE NOTES.

     Prior to the Westower merger in September 1999, our common stock was privately held with no public trading market. On September 1, 1999, our common stock was approved for trading on the Nasdaq National Market under the symbol "SITE" and public trading commenced on September 3, 1999. The market price of our common stock has been and can be expected to be significantly affected by:

     - quarterly variations in our operating results;

     - operating results that vary from the expectations of securities analysts and investors;

     - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     - changes in market valuations of other communications tower companies;

     - announcements of technological innovations or new services by us or our competitors;

     - announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

     - additions or departures of key personnel;

     - future sales of our common stock; and

     - stock market price and volume fluctuations.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

OUR STOCK PRICE MAY BE AFFECTED BY THE AVAILABILITY OF SHARES FOR SALE. THE FUTURE SALE OF LARGE AMOUNTS OF OUR STOCK, OR THE PERCEPTION THAT SUCH SALES COULD OCCUR, COULD NEGATIVELY AFFECT OUR STOCK PRICE.

     The market price of our common stock could drop as a result of a large number of shares of our common stock in the market. As of September 30, 2000, there were approximately 138.1 million shares of common stock outstanding, substantially all of which are eligible for sale in the public market. In addition, holders of approximately 85.5 million restricted shares of common stock have registration rights with respect to their shares. We have an effective registration statement providing for the resale of an aggregate of approximately 9 million shares of common stock, which includes shares held by the Trimaran group, SBC and certain other holders who have registration rights. Also, approximately 9.3 million shares of our common stock will be issuable upon conversion of the convertible notes.

     We have also filed registration statements on Form S-8 under the Securities Act covering 20 million shares of common stock reserved for issuance under our stock incentive plan and one million shares of common stock for issuance under our employee stock purchase plan.

     We cannot predict whether future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Holdings' certificate of incorporation provides that directors of Holdings will not be personally liable to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty to Holdings or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under a provision of Delaware law relating to an unlawful payment of dividends or unlawful stock purchase or redemption of stock; or (4) for any transaction from which the director derives an improper personal benefit. As a result of this provision, Holdings and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for the indemnification of directors, officers, employees and agents and any person who is or was serving at the request of Holdings as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise and any person who was or is serving at the request of Holdings as a trustee or administrator under an employee benefit plan to the fullest extent authorized by, and subject to the conditions set forth in, the Delaware General Corporation Law against all expenses and liabilities. The indemnification provided under the bylaws includes the right to be paid by Holdings the expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Holdings pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, including statements concerning possible or assumed future results of operations of SpectraSite and those preceded by, followed by or that include the words may, will, should, could, expects, plans, anticipates, believes, estimates, predicts, potential or continue or the negative of such terms and other comparable terminology. You should understand that the factors described below, in addition to those discussed elsewhere in this document, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements. These factors include:

     - material adverse changes in economic conditions in the markets we serve;

     - future regulatory actions and conditions in our operating areas;

     - competition from others in the communications tower industry;

     - the integration of our operations with those of businesses and assets we have acquired or may acquire in the future and the realization of the expected benefits; and

     - other risks and uncertainties as may be detailed from time to time in our public announcements and Securities and Exchange Commission filings.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges other than capitalized interest by fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount related to indebtedness, whether expensed or capitalized, and that portion of rental expense SpectraSite believed to be representative of interest (estimated to be one-third of such expense). For all periods other than the year ended December 31, 1996, earnings were not sufficient to cover fixed charges.

                                                                                         SPECTRASITE
                        TELESITE (PREDECESSOR)     SPECTRASITE                  -----------------------------
                       -------------------------   ------------                                 NINE MONTHS
                                      JANUARY 1,    APRIL 25,     TELESITE &     YEAR ENDED        ENDED
                        YEAR ENDED      1997-         1997-       SPECTRASITE   DECEMBER 31,   SEPTEMBER 30,
                       DECEMBER 31,    MAY 12,     DECEMBER 31,    COMBINED     ------------   --------------
                           1996          1997          1997          1997       1998   1999    1999     2000
                       ------------   ----------   ------------   -----------   ----   -----   -----   ------
Ratio of Earnings to
  Fixed Charges......      23.2x           --            --            --         --      --      --       --
Amount by which
  earnings were not
  sufficient to cover
  fixed charges (in
  millions)..........         --         $0.5          $3.9          $4.4       $9.2   $97.8   $67.1   $110.3

                                USE OF PROCEEDS

     All net proceeds from the sale of the notes and the shares will go to the holders who offer and sell them. We will not receive any proceeds from the sale of notes and shares by the selling holders.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of the material terms and provisions of Holdings' common stock. Holdings' second amended and restated certificate of incorporation authorizes 340,000,000 shares of capital stock, divided into 300,000,000 shares of common stock, $0.001 par value per share, and 40,000,000 shares of preferred stock, $0.001 par value per share. As of September 30, 2000, there were 138,075,309 shares of common stock outstanding. In addition:

     - 1,000,000 shares of common stock are reserved for issuance under our employee stock purchase plan;

     - 8,938,851 shares of common stock, as of September 30, 2000, were reserved for issuance upon exercise of stock options available for future grant under the stock incentive plan;

     - 8,964,040 shares of common stock, as of September 30, 2000, were reserved for issuance upon exercise of stock options granted under the stock incentive plan;

     - 9,275,362 shares of common stock are reserved for issuance upon conversion of the convertible notes; and

     - 1,500,000 shares of common stock are reserved for issuance upon the exercise of warrants held by the Trimaran group.

COMMON STOCK

     Holdings has two classes of authorized common stock which are identical in all respects except that one class is non-voting. If a Holdings stockholder is deemed a regulated entity under the Bank Holding Company Act of 1956, as amended, its shares of common stock over 5% of the total issued and outstanding common stock will become non-voting until transferred to a non-regulated entity. The voting common stock is entitled to one vote per share. All outstanding shares of common stock are validly issued, fully paid and nonassessable. The common stock holders have no preemptive rights, cumulative rights, subscription, redemption, sinking fund or conversion rights and preferences. The common stockholders will be entitled to receive such dividends as the board of directors may declare out of funds legally available for that purpose.

PREFERRED STOCK

     SpectraSite has 40,000,000 authorized, but unissued, shares of preferred stock, $0.001 par value per share. Although the rights and designations of the preferred stock are currently undefined, SpectraSite's board of directors is authorized to establish the voting, dividend, redemption, conversion, liquidation and other relative rights by a resolution or resolutions at any time and from time to time.

     In establishing the terms of a series of preferred stock, the board of directors is authorized to set, among other things:

     - the number of shares;

     - the dividend rate and preferences;

     - the cumulative or non-cumulative nature of dividends;

     - the redemption provisions;

     - the sinking fund provisions;

     - the conversion rights;

     - the amounts payable and preferences in the event of the voluntary or involuntary liquidation of SpectraSite; and

     - the voting rights,

in addition to those required by law. Such terms could include provisions prohibiting the payment of common stock dividends or purchases by SpectraSite of common stock in the event dividends or sinking fund payments on the preferred stock were in arrears. In the event of liquidation, the holders of preferred stock of each series might be entitled to receive an amount specified for such series by the board of directors before any payment could be made to the holders of common stock.

     Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such series of preferred stock may be made dependent upon facts ascertainable outside of the resolution or resolutions providing for the issue of such preferred stock adopted by the board of directors. The manner in which such facts shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such series of preferred stock must be clearly and expressly set forth in the resolution or resolutions providing for the issuance of such preferred stock.

     Shares of preferred stock of any series that have been redeemed or that if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorized and unissued shares of preferred stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of shares of preferred stock to be created by resolution or resolutions of the board of directors or as part of any other series of shares of preferred stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the board providing for the issue of any series of shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law prohibits SpectraSite from engaging in a business combination with an interested stockholder. This restriction applies for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to an interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of Holdings' voting stock. Section 203 could delay, defer or prevent a change in control of Holdings. It might also reduce the price that investors might be willing to pay in the future for shares of common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Holdings' common stock is BankBoston, N.A.

                            DESCRIPTION OF THE NOTES

     We issued the notes under an indenture dated as of November 20, 2000, between us and United States Trust Company of New York, as trustee. A copy of the indenture has been filed as an exhibit to the registration statement, of which this prospectus forms a part.

     The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to herein, these provisions or defined terms are incorporated in this prospectus by reference.

     As used in this "Description of Notes" section, references to Holdings, we, our or us refer solely to SpectraSite Holdings, Inc. and not our subsidiaries.

GENERAL

     The notes are general unsecured obligations of Holdings. Our payment obligations under the notes are effectively subordinated to our secured indebtedness and our subsidiaries' indebtedness as described under "--The Notes are Structurally Subordinated to Our Subsidiaries' Debt," under "Risk Factors--Holdings is a holding company and its only source of cash to pay interest on, and the principal of, the 2008 notes, the 2009 notes, the 2010 notes, the convertible notes and the 12 1/2% senior notes due 2010 is distributions from our subsidiaries" and under "Risk Factors--Your right to receive payments on the convertible notes is effectively junior to certain existing indebtedness and all future borrowings of Holdings' subsidiaries." The notes are convertible into common stock as described under "--Conversion of Notes." The notes are limited to $200,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 15, 2010, unless earlier converted, redeemed at our option or redeemed at your option upon a Fundamental Change, as defined below.

     We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

     You are not afforded protection in the event of a highly leveraged transaction or a change in control of Holdings under the indenture except to the extent described below under "--Redemption at Option of the Holder."

     We will pay interest on May 15 and November 15 of each year, beginning May 15, 2001, to record holders at the close of business on the preceding May 1 and November 1, as the case may be, except:

     - interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

     - as set forth in the next sentence.

     In case you convert your note into common stock during the period after any record date but prior to the next interest payment date either:

     - we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period; or

     - we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a Fundamental Change on a repurchase date that occurs during this period.

Any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes."

     We will maintain an office in the Borough of Manhattan, the City of New York, for the payment of interest, which shall initially be an office or agency of the trustee.

     We may pay interest either:

     - by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     - by wire transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

     We issued the notes:

     - in fully registered form;

     - without interest coupons; and

     - in denominations of $1,000 principal amount and integral multiples of $1,000.

     GLOBAL NOTE, BOOK-ENTRY FORM

     Notes sold to qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933, whom we refer to as QIBs, are evidenced by one or more global notes, which were deposited with DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some jurisdictions may require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we call indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

     - not be entitled to have certificates registered in their names;

     - not receive physical delivery of certificates in definitive registered form; and

     - not be considered holders of the global note.

     We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

     - for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

     - for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We understand that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in street name.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     We understand that DTC is:

     - a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System;

     - a clearing corporation within the meaning of the Uniform Commercial Code; and

     - a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

     CERTIFICATED NOTES

     QIBs may request that certificated notes be issued in exchange for notes represented by a global note.

CONVERSION OF NOTES

     You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a Fundamental Change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

     The initial conversion price for the notes is $21.5625 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, at our option, we will either pay cash equal to the market price of the common stock on the business day prior to the conversion date or we will issue a whole share in lieu thereof. Except as otherwise provided, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into common stock you must:

           - complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

           - surrender the note to the conversion agent;

           - if required, furnish appropriate endorsements and transfer documents;

           - if required, pay all transfer or similar taxes; and

           - if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture.

     We will adjust the conversion price if the following events occur:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock at less than the Current Market Price, as defined below;

          (3) we subdivide or combine our common stock;

          (4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

           - rights or warrants listed in (2) above;

           - dividends or distributions listed in (1) above; and

           - cash distributions listed in (5) below;

          (5) we distribute cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

           - the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

           - 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend, the Current Market Price, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Holdings.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

          (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

          (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock for which, as of the closing date of the offer, our board of directors is not recommending rejection. The adjustment referred to in this clause (7) will only be made if:

           - the tender offer or exchange offer is for an amount that increases the offeror's ownership of our common stock to more than 25% of the total shares of common stock outstanding; and

           - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Holdings or a sale of all or substantially all of our assets.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger or combination involving us; or

     - a sale or conveyance to another person of our property and assets of us as an entirety or substantially as an entirety,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by persons who are common stockholders immediately prior to one of these types of events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion price adjustment. See "Certain United States Federal Tax Considerations."

     We may from time to time reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain United States Federal Tax Considerations."

     We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than 1% of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY US

     The notes are not entitled to any sinking fund. At any time on or after November 20, 2003, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount.

                                                              REDEMPTION
                           PERIOD                               PRICE
                           ------                             ----------
Beginning on November 20, 2003 and ending on November 14,
  2004......................................................  104.725%
Beginning on November 15, 2004 and ending on November 14,
  2005......................................................  104.050%
Beginning on November 15, 2005 and ending on November 14,
  2006......................................................  103.375%
Beginning on November 15, 2006 and ending on November 14,
  2007......................................................  102.700%
Beginning on November 15, 2007 and ending on November 14,
  2008......................................................  102.025%
Beginning on November 15, 2008 and ending on November 14,
  2009......................................................  101.350%
Beginning on November 15, 2009 and ending on November 14,
  2010......................................................  100.675%

and 100% at November 15, 2010. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing.

REDEMPTION AT OPTION OF THE HOLDER

     If a Fundamental Change occurs prior to November 15, 2010, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 35 days after the date of our notice of the Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount.

     We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

     We will mail to all record holders a notice of the Fundamental Change within 10 days after the occurrence of the Fundamental Change. We are also required to deliver to the trustee a copy of the Fundamental Change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our Fundamental Change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

     A Fundamental Change is any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock listed on, or that will be listed on or immediately after the transaction or event on:

     - a United States national securities exchange; or

     - approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934 in the event of a Fundamental Change.

     These Fundamental Change redemption rights could discourage a potential acquiror of Holdings. However, this Fundamental Change redemption feature is not the result of management's knowledge of any specific effort to obtain control of Holdings by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term Fundamental Change is limited to certain specified transactions and does not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a Fundamental Change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Holdings.

     We may be unable to redeem the notes in the event of a Fundamental Change. If a Fundamental Change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a Fundamental Change could result in an event of default or repurchase event under any of our debt instruments. Any future credit agreements or other agreements relating to our indebtedness may prohibit redemptions of the notes, or expressly prohibit the repurchase of the notes upon a Fundamental Change, or may provide that a Fundamental Change constitutes an event of default under that agreement. If a Fundamental Change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     THE NOTES ARE STRUCTURALLY SUBORDINATED TO OUR SUBSIDIARIES' DEBT

     The notes are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries. The notes are exclusively obligations of Holdings. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     At September 30, 2000, after giving pro forma effect to the offering of convertible notes and the 12 1/2% senior notes due 2010, Holdings would have had no indebtedness outstanding other than the convertible notes, the 2008 notes, the 2009 notes and the 2010 notes, and Holdings' subsidiaries would have had $201.9 million of debt and other liabilities and the ability to borrow $300.0 million under our credit facility, subject to certain conditions.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments may have priority over those of noteholders in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following are events of default under the indenture:

     - we fail to pay principal or premium, if any, upon redemption or otherwise on the notes;

     - we fail to pay any interest and liquidated damages, if any, on the notes within 30 days of the due date;

     - we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

     - certain events involving our bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults. Payment of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 6 3/4% from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

     - the holder has given the trustee written notice of an event of default;

     - the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     - the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION OF THE INDENTURE

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

     - extend the fixed maturity of any note;

     - reduce the rate or extend the time for payment of interest of any note;

     - reduce the principal amount or premium of any note;

     - reduce any amount payable upon redemption of any note;

     - adversely change our obligation to redeem any note upon a Fundamental Change;

     - impair the right of a holder to institute suit for payment on any note;

     - change the currency in which any note is payable;

     - impair the right of a holder to convert any note; or

     - reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes, including any amendment that our board of directors determines, in good faith, does not have a material adverse effect on the rights of holders of the notes.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     We have entered into a registration rights agreement with the placement agent. Pursuant to this agreement, we have filed a shelf registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission covering resale of the registrable securities, and we will use our reasonable efforts to keep the shelf registration statement effective until the earlier of:

     - all of the registrable securities have been sold pursuant to the shelf registration statement; or

     - the expiration of the holding period under Rule 144(k), or any successor provision, under the Securities Act of 1933, subject to certain permitted exceptions.

     When we use the term registrable securities in this section, we are referring to the convertible notes and the common stock issuable upon conversion of the convertible notes until the earliest of:

     - the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

     - the expiration of the holding period under Rule 144(k); and

     - the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. Any suspension period shall not:

     - exceed 30 days in any three-month period; or

     - an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus not to exceed 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or similar transactions.

     We will pay predetermined liquidated damages if the shelf registration statement is not made effective or if the prospectus is unavailable for periods in excess of those permitted above:

     - on the notes at an annual rate equal to 0.5% of the principal amount of the notes outstanding until the registration statement is made effective or during the additional period a prospectus is unavailable, and

     - on the common stock that has been converted, at an annual rate equal to 0.5% of the conversion price during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement, of which this prospectus is a part, will be required to:

     - be named as a selling stockholder in this prospectus or a related prospectus supplement;

     - deliver this prospectus and any applicable prospectus supplement to purchasers; and

     - be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

     - pay all expenses of the shelf registration statement;

     - provide each registered holder copies of the prospectus;

     - notify holders when the shelf registration statement has become effective; and

     - take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

RULE 144A INFORMATION REQUEST

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer restricted securities within the meaning of Rule 144 under the Securities Act, assuming these securities are not owned by an affiliate of Holdings.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed United States Trust Company of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

GENERAL

     In this section, we summarize certain of the material U.S. federal income tax consequences of purchasing, owning, exchanging and disposing of the notes. Except where we state otherwise, this summary deals only with notes held as capital assets, as defined in the Internal Revenue Code of 1986, by a U.S. Holder, as defined below, who purchases the notes for cash. We will treat the notes as indebtedness for U.S. federal income tax purposes, and the following discussion assumes that such treatment will be respected.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address any of the tax consequences to holders that may be subject to special tax treatment such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, we do not address:

     - the U.S. federal income tax consequences to shareholders, partners or beneficiaries of an entity that is a holder of the notes;

     - the U.S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership, exchange or disposition of the notes;

     - persons who hold the notes in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar;

     - any state, local or foreign tax consequences of the purchase, ownership, exchange or disposition of the notes;

     - holders whose status changes from U.S. Holder to Non-U.S. Holder (as defined below) or vice versa; or

     - any federal, state, local or foreign tax consequences of owning or disposing of our common stock.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning, exchanging and disposing of the notes and our common stock in light of your own circumstances.

     For the purposes of this discussion, a U.S. Holder is a beneficial owner of the notes who or which is, for U.S. federal income tax purposes:

     - a citizen or individual resident of the U.S.;

     - a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

     - an estate if its income is subject to U.S. federal income taxation regardless of its source; or

     - a trust if (1) a U.S. court can exercise primary supervision over its administration, and (2) one or more U.S. persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of the notes other than a U.S. Holder. If a partnership holds the notes, the tax treatment of the partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the notes should consult their own tax advisors regarding the U.S. federal tax consequences of such partnerships' purchasing, owning, exchanging or disposing of the notes.

     This summary is based on the Internal Revenue Code, proposed and final Treasury regulations issued under the Internal Revenue Code, and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus supplement, and any of which may change at any time, possibly on a retroactive basis. Any such changes may affect this summary. No rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations or the tax consequences of the notes described herein.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, CONVERSION, EXCHANGE AND DISPOSITION OF THE NOTES AND OUR COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

STATED INTEREST

     Payments of stated interest on the notes will generally be taxable to a U.S. Holder as ordinary interest income at the time such payments are received or accrued, in accordance with such holder's regular method of tax accounting.

     We do not intend to treat the possibility of:

     - an optional redemption, as described under "Description of the Notes--Optional Redemption by Us;"

     - a repurchase pursuant to a Fundamental Change, as described under "Description of the Notes--Redemption at Option of the Holder;" and

     - the additional interest that would accrue on the notes as a result of our failure to cause the notes to be registered under the Securities Act, as described under "Description of the Notes--Registration Rights of the Noteholders,"

as resulting in either original issue discount with respect to the notes, or recognition of ordinary income upon the redemption, sale or exchange of a note in excess of any amounts treated as accrued interest or accrued market discount. In the event that the interest rate on the notes is increased, then such increased interest and payments could be treated as creating original issue discount on the notes. We urge you to consult your own tax advisor concerning the consequence to you if these events, which we believe to be remote, were to occur.

ACQUISITION BOND PREMIUM

     A U.S. Holder that purchases a note for an amount in excess of its principal amount will be considered to have purchased such note at a premium and may elect to amortize such premium, using a constant yield method, over the remaining term of such note, or, if a smaller amortization allowance would result, by computing such allowance with reference to the amount payable on an earlier call date and amortizing such allowance over the shorter period to such call date. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from such note. Bond premium on a note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of such note. The election to amortize bond premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

MARKET DISCOUNT

     If a U.S. Holder purchases a note, subsequent to its original issuance, for an amount that is less than its stated redemption price at maturity, the amount of the difference generally will be treated as market discount, unless such difference is less than a specified de minimis amount. The U.S. Holder will be required to treat any principal payment on, or any gain recognized on the sale, exchange, redemption, retirement or other disposition of, such note as ordinary income to the extent of any accrued market discount that has not previously been included in income and treated as having accrued on such note at the time of such payment or disposition. If a U.S. Holder disposes of such a note in a nontaxable transaction, other than as provided in

Sections 1276(c) and (d) of the Internal Revenue Code, such holder must include as ordinary income the accrued market discount as if such holder had disposed of such note in a taxable transaction at the note's fair market value. In addition, the U.S. Holder may be required to defer, until the maturity date of such note or its earlier disposition, including a nontaxable transaction other than as provided in Sections 1276(c) and (d), the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of such a note, unless the U.S. Holder elects to accrue market discount on a constant interest method. A U.S. Holder may elect to include market discount in income currently as it accrues, under either the ratable or constant interest method. This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If the U.S. Holder makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such instruments, and with respect to the deferral of interest deductions on debt incurred or continued to purchase or carry such debt instruments, would not apply.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Generally, a sale, exchange, redemption or other disposition of the notes, including our repurchase of the notes pursuant to a Fundamental Change, as described under "Description of the Notes--Redemption at Option of the Holder," will result in taxable gain or loss equal to the difference between the amount of cash plus the fair market value of other property received (other than amounts representing accrued and unpaid interest which are taxed as interest income as described above) and the U.S. Holder's adjusted tax basis in the notes. A U.S. Holder's adjusted tax basis for determining gain or loss on the sale or other disposition of a note will initially equal the cost of such note to such holder and will be increased by any market discount previously included in income by such holder, and decreased by any amortized premium previously deducted from income by such holder. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gain or loss will be long-term gain or loss if the note is held by the U.S. Holder for more than one year, otherwise such gain or loss will be short-term.

     U.S. Holders that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, U.S. Holders that are individuals generally will be taxed on net capital gains at a maximum rate of 39.6% for property held for 12 months or less, and 20% for property held for more than 12 months. Special rules, and generally lower maximum rates, apply to individuals in lower tax brackets and to individuals who have held, for more than 5 years, capital assets acquired or deemed to have been acquired after December 31, 2000. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of other income per year.

     The filing of the registration statement with respect to the resale of the notes, of which this prospectus forms a part and as described under "Description of the Notes--Registration Rights of the Noteholders," will not be a taxable event to U.S. Holders. Consequently, U.S. Holders will not recognize any taxable gain or loss or any interest income as a result of such filing.

CONVERSION

     Your conversion of a note into our common stock is generally not a taxable event, except with respect to cash received in lieu of a fractional share, which is taxed as described below. Your basis in the common stock received on conversion of a note will be the same as your basis in the tendered note at the time of the conversion. The holding period for the common stock received on conversion will include the holding period of the converted note, except that the holding period for common stock attributable to accrued but unpaid interest may commence on the day following the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion of a note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis in the fractional share.

CONSTRUCTIVE DIVIDEND

     The terms of the notes allow for changes in their conversion price in certain circumstances. See Description of the Notes--Conversion of Notes." Changes in conversion price could be treated as taxable stock dividends to you if those changes have the effect of increasing your proportionate interest in our earnings and profits or assets. This could occur, for example, if the conversion price is adjusted to compensate holders of the notes for distributions of cash or property to our shareholders. By contrast, changes in the conversion price will not be treated as taxable stock dividends to you if they simply prevent the dilution of the interests of the holders of the notes through application of a bona fide, reasonable adjustment formula. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient to the extent of our current or accumulated earnings and profits (and an increase in the adjusted basis of the notes by the same amount), with any excess treated first as a tax-free reduction in adjusted basis and then as capital gain.

NON-U.S. HOLDERS

     INTEREST. Under current U.S. federal income tax law, and subject to the discussion of backup withholding below, interest paid on the notes to a Non-U.S. Holder will not be subject to the normal 30% U.S. federal withholding tax if:

          (i) the interest is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder and the Non-U.S. Holder timely furnishes to us or our paying agent a properly completed IRS Form W-8ECI, or any successor form, duly executed under penalties of perjury, and neither we nor our paying agent have actual knowledge or reason to know that the conditions of the exemption are, in fact, not satisfied; or

         (ii) all of the following conditions of the portfolio interest exception are met:

             (A) the Non-U.S. Holder does not, actually or constructively, own
                 10% or more of the total combined voting power of all classes of our stock entitled to vote,

             (B) the Non-U.S. Holder is not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership,

             (C) the Non-U.S. Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business,

             (D) either (1) the Non-U.S. Holder timely certifies to us or our paying agent, under penalties of perjury, that such holder is a Non-U.S. Holder and provides its name and address; or (2) a custodian, broker, nominee or other intermediary acting as an agent for the Non-U.S. Holder (such as securities clearing organizations, banks, or other financial institutions that hold customers' securities) holds the notes in such capacity, timely certifies to us or our paying agent, under penalties of perjury, that certification has been received from the beneficial owner of the notes by such intermediary, or by any other financial institution between such intermediary and the beneficial owner, and furnishes to us or our paying agent with a copy thereof. The foregoing certification may be provided by the Non-U.S. Holder on a properly completed IRS Form W-8BEN or W-8IMY, as applicable, or any successor forms, duly executed under penalties of perjury; and

             (E) neither we nor our paying agent have actual knowledge or reason to know that the conditions of this exemption are, in fact, not satisfied.

     In the event that the interest paid on the notes is effectively connected with the conduct of a trade or business within the U.S. of the Non-U.S. Holder, the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to

U.S. Holders in essentially the same manner as if the notes were held by a U.S. Holder, as discussed above. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the U.S. federal branch profits tax, which is generally imposed on a foreign corporation upon the deemed repatriation from the U.S. of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

     If the interest on the notes is not effectively connected with the conduct of a trade or business within the U.S. and does not qualify for the portfolio interest exception described above, then the interest will be subject to U.S. federal withholding tax at a flat rate of 30% or a lower applicable income tax treaty rate upon timely delivery of a properly completed IRS Form W-8BEN, or any successor form, duly executed under penalties of perjury, to us or our paying agent certifying eligibility for the lower treaty rate, and neither we nor our paying agent have actual knowledge or reason to know that the Non-U.S. Holder is, in fact, not entitled to benefits under such treaty.

     For purposes of the certification requirements, those persons that, under U.S. federal income tax principles, are the taxpayers with respect to payments on the notes are generally treated as the beneficial owners of such payments, rather than persons such as nominees or agents legally entitled to such payments. In the case of payments to an entity classified as a foreign partnership under U.S. federal income tax principles, the partners, rather than the partnership, generally must provide the required certifications to qualify for the withholding tax exemption described above, unless the partnership has entered into a special agreement with the IRS. In contrast, a payment to a U.S. partnership is treated for these purposes as payment to a U.S. Holder, even if the partnership has one or more foreign partners. The discussion under this heading and under "--Backup Withholding Tax and Information Reporting," below, is not intended to be a complete discussion of the provisions of United States withholding laws. We urge you to consult your own tax advisor concerning the tax consequences of your proposed investment in light of such laws.

     CONVERSION. A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock will generally be treated similarly to a sale or other disposition of the portion of the note to which the fractional share is attributable. See "--Non-U.S. Holders--Gain on Sale or Other Disposition," below.

     CONSTRUCTIVE DIVIDEND. The U.S. federal income tax treatment of constructive dividends deemed paid to Non-U.S. Holders, as described above under "--Constructive Dividends," is not certain. In particular, the IRS could take the position that such constructive dividends are subject to the normal dividend withholding tax at the rate of 30% of their gross amount, unless the Non-U.S. Holder is otherwise eligible for an exemption therefrom or a reduced treaty rate, such Non-U.S. Holder provides the requisite certification or other documentary evidence of its eligibility therefor and neither we nor our paying agent have actual knowledge or reason to know that the conditions of such exemption are, in fact, not satisfied. Such certification may be provided by the Non-U.S. Holder on a timely and properly completed IRS Form W-8ECI or W-8BEN, as applicable, or any successor forms, duly executed under penalties of perjury. Non-U.S. Holders should consult their own tax advisors with regard to the potential application of U.S. withholding tax to any such constructive dividends.

     GAIN ON SALE OR OTHER DISPOSITION. A Non-U.S. Holder generally will not be subject to regular U.S. federal income or withholding tax on gain recognized on a sale or other disposition of the notes, unless:

          (i) the gain is effectively connected with the conduct of a trade or business within the U.S. of the Non-U.S. Holder or of a partnership, trust or estate in which such Non-U.S. Holder is a partner or beneficiary;

          (ii) we have been, are or become a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such sale or other disposition or such Non-U.S. Holder's holding period for the notes; or

          (iii) the Non-U.S. Holder is an individual that:

             (a) is present in the U.S. for 183 days or more in the taxable year of the sale or other disposition; and

             (b) either (I) has a tax home in the U.S., as specially defined for purposes of the U.S. federal income tax, or (II) maintains an office or other fixed place of business in the U.S. and the gain from the sale or other disposition of the common stock is attributable to such office or other fixed place of business.

     A corporation is generally considered to be a United States real property holding corporation if the fair market value of its United States real property interests within the meaning of Section 897(c)(1) of the Internal Revenue Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. The determination of the fair market value of our assets and, therefore, whether we are a United States real property holding corporation at any given time will depend on the particular facts and circumstances applicable at the time.

     Currently, it is our best estimate that the fair market value of our United States real property interests is approximately 50% of the fair market value of our United States and non-United States real property interests and our other assets used or held for use in our trade or business. Therefore, we believe that there is a significant possibility that we currently are a United States real property holding corporation. Because the determination of whether we are a United States real property holding corporation is based on the fair market value of our United States real property interests and our other assets, it is difficult to predict whether we will be a United States real property holding corporation in the future.

     If we are or have been a United States real property holding corporation, any gain recognized by a Non-U.S. Holder, that is not otherwise taxed under any other circumstances described above, would not be subject to U.S. federal income tax if either of the following two exceptions applies:

          (i) The notes themselves are considered to be regularly traded on an established securities market, within the meaning of applicable U.S. Treasury regulations, and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the total fair market value of the notes.

          (ii) The notes are not considered to be regularly traded on an established securities market, the common stock is considered to be regularly traded on an established securities market and, at the time of any acquisition of notes by the Non-U.S. Holder, the fair market value of all of the notes held such Non-U.S. Holder is not greater than 5% of the total fair market value of the common stock.

     It is uncertain whether the notes will be considered to be regularly traded on an established securities market for these purposes. Although we intend to list the notes for trading on PORTAL, it is uncertain whether there will be sufficient trading volume and frequency of trades of the notes in the PORTAL market in order for the notes to be considered to be regularly traded on an established securities market under applicable U.S. Treasury regulations. The common stock is listed on the Nasdaq National Market, and although the matter is not free from doubt, the common stock should be considered to be regularly traded on an established securities market while the common stock continues to be quoted on the Nasdaq National Market.

     If we are treated as a United States real property holding corporation and neither of the exceptions described in the above two paragraphs is applicable, then the Non-U.S. Holder who sells or otherwise disposes of any notes will be taxed on any gain realized on the disposition of such holder's notes on a net income basis at the rates and in the manner applicable to U.S. persons. Further, the person acquiring the notes from the selling Non-U.S. Holder generally will be required to withhold tax at the rate of 10% from the gross amount of the proceeds of disposition unless the notes themselves are considered to be regularly traded on an established securities market. The withholding tax will be creditable against the selling Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund upon furnishing required information to the IRS. In addition, the withholding tax may be reduced or eliminated by obtaining a withholding certificate from the IRS in accordance with applicable U.S. Treasury regulations. All Non-U.S. holders and persons acquiring the notes from selling Non-U.S. holders should consult their own tax advisors regarding application of the foregoing rules to them.

     Gains realized by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the U.S. of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to U.S. persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the U.S. federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the U.S. of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

     Individual Non-U.S. Holders may also be subject to tax pursuant to provisions of U.S. federal income tax law applicable to certain U.S. expatriates, including former long-term residents of the U.S.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Under current U.S. federal income tax law, information reporting requirements apply to interest paid to, and to the proceeds of sales or other dispositions of the notes before maturity by, certain U.S. Holders. In addition, a 31% backup withholding tax applies to a non-corporate U.S. Holder if such person:

          (i) fails to furnish such person's taxpayer identification number (which, for an individual, is his or her Social Security Number,) to the payor in the manner required;

          (ii) furnishes an incorrect taxpayer identification number, and the payor is so notified by the IRS;

          (iii) is notified by the IRS that such person has failed properly to report payments of interest or dividends; or

          (iv) in certain circumstances, fails to certify, under penalties of perjury, that such person has furnished a correct taxpayer identification number and has not been notified by the IRS that such person is subject to backup withholding for failure properly to report interest or dividend payments.

     Backup withholding does not apply to payments made to certain exempt U.S. Holders, such as corporations and tax-exempt organizations.

     In the case of a Non-U.S. Holder, under current U.S. federal income tax law, backup withholding does not apply to payments of interest with respect to the notes, or to payments of proceeds on the sale or other disposition of the notes, if such holder has provided to us or our paying agent the certification described in clause (ii)(D) of "--Non-U.S. Holders--Interest" or has otherwise established an exemption, provided that neither we nor our paying agent have actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are, in fact, not satisfied.

     We must annually report to the IRS and to each Non-U.S. Holder any interest that is subject to withholding or that is exempt from withholding. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

     Neither backup withholding nor information reporting generally applies to payments of proceeds on the sale or other disposition of the notes to or through a foreign office of a foreign broker that is not a U.S. related person. For this purpose, a U.S. related person means a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a trade or business within the U.S. for a specified three-year period or a foreign partnership with certain connections to the U.S.

     If payments of proceeds on the sale or other disposition of the notes were made to or through the foreign office of a broker that is a U.S. person, as defined in Section 7701(a)(30) of the Internal Revenue Code, or a U.S. related person, such broker may be subject to certain information reporting, but not backup withholding, requirements with respect to such payments, unless such broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such person has actual knowledge or reason to know that the payee is a U.S. person or that the conditions of the exemption are, in fact, not satisfied.

     Payments of proceeds on the sale or other disposition of the notes to or through the U.S. office of a U.S. or foreign broker will be subject to backup withholding and information reporting, unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption, and the broker does not have actual knowledge or reason to know that the payee is a U.S. person or that the conditions of the exemption are, in fact, not satisfied.

     Backup withholding tax is not an additional tax. Rather, any amounts withheld from a payment to a holder of the notes under the backup withholding rules are allowed as a refund or a credit against such holder's U.S. federal income tax; provided, however, that the required information is furnished to the IRS.

                                SELLING HOLDERS

     The notes were originally issued by us and sold by Morgan Stanley & Co. Incorporated, as placement agent, in a transaction exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the placement agent to be qualified institutional buyers. Selling holders, including their transferees, pledges or donees or their successors, may from time to time offer and sell any or all the notes and common stock into which the notes are convertible.

     The selling holders have represented to us that they purchased the notes and the common stock issuable upon conversion of the notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions therefrom. We agreed with the placement agent to file this registration statement to register the resale of the notes and the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock issuable upon their conversion no longer qualify as registrable securities under our registration rights agreement.

     The following table sets forth, as of February 7, 2001, information regarding the beneficial ownership of the notes and our common stock by the selling holders. The information is based on information provided by or on behalf of the selling holders.

     The information included below is based upon information provided by the selling holders as of the date of this prospectus. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The columns showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. Except as indicated below, none of the selling holders has had any material relationship with us or our affiliates within the past three years. This table assumes that other holders of notes or any future transferees from any such holder do not beneficially own any common stock other than common stock into which the notes are convertible.

                                                                      SHARES OF
                                                                        COMMON
                                          PRINCIPAL     PRINCIPAL       STOCK        SHARES OF        SHARES OF
                                            AMOUNT      AMOUNT OF    BENEFICIALLY      COMMON       COMMON STOCK
                                           OF NOTES    NOTES OWNED      OWNED          STOCK        BENEFICIALLY
                                          OWNED AND     AFTER THE      PRIOR TO       OFFERED        OWNED AFTER
        SELLING SECURITYHOLDERS           OFFERED(1)   OFFERING(2)     OFFERING     HEREBY(3)(4)   THE OFFERING(2)
        -----------------------           ----------   -----------   ------------   ------------   ---------------
AIG SoundShore Opportunity Holding Fund
  Ltd. (5) .............................  $5,000,000      none           231,885      231,885              none
AIG SoundShore Strategic Holding Fund
  Ltd. (6)..............................   5,000,000      none           231,885      231,885              none
Allstate Insurance Company..............     625,000      none            28,986       28,986              none
Allstate Life Insurance Company.........      75,000      none             3,479        3,479              none
Alpine Associates.......................   5,600,000      none           259,711      259,711              none
Alpine Partners, L.P. ..................     900,000      none            41,740       41,740              none
Amaranth Securities L.L.C...............   7,700,000      none           357,102      357,102              none
BTESC...................................   1,500,000      none            69,566       69,566              none
BTOPO Growth vs Value...................   3,000,000      none           139,131      139,131              none
Bank America Pension Plan...............   4,000,000      none           185,508      185,508              none
CIBC World Markets Corporation (7)......   7,500,000      none        10,347,827      347,827        10,000,000
Castle Convertibles Fund, Inc. .........   1,250,000      none            57,972       57,972              none
Deephaven Domestic Convertible Trading
  Ltd. (8)..............................   3,000,000      none           139,131      139,131              none
Deeprock & Co. .........................   2,500,000      none           115,943      115,943              none
DIA High Yield Bond Fund (9)............     250,000      none            11,595       11,595              none
Duckbill & Co. .........................   2,000,000      none            92,754       92,754              none

                                                                      SHARES OF
                                                                        COMMON
                                          PRINCIPAL     PRINCIPAL       STOCK        SHARES OF        SHARES OF
                                            AMOUNT      AMOUNT OF    BENEFICIALLY      COMMON       COMMON STOCK
                                           OF NOTES    NOTES OWNED      OWNED          STOCK        BENEFICIALLY
                                          OWNED AND     AFTER THE      PRIOR TO       OFFERED        OWNED AFTER
        SELLING SECURITYHOLDERS           OFFERED(1)   OFFERING(2)     OFFERING     HEREBY(3)(4)   THE OFFERING(2)
        -----------------------           ----------   -----------   ------------   ------------   ---------------
Eaton Vance High Income Portfolio
  (10)..................................  $2,860,000      none           132,638      132,638              none
Eaton Vance Income Fund of Boston
  (11)..................................   1,540,000      none            71,421       71,421              none
Fidelity Advisor Aggressive Growth
  Fund..................................     430,000      none            19,943       19,943              none
General Motors Welfare Benefit Trust
  (L-T Veba)............................   2,000,000      none            92,754       92,754              none
General Motors Welfare Benefit Trust
  (ST-Veba).............................   2,000,000      none            92,754       92,754              none
Global Bermuda Limited Partnership......   2,180,000      none           101,102      101,102              none
Hallmark Master Trust High Yield (12)...     250,000      none            11,595       11,595              none
JMG Capital Partners, LP................   3,500,000      none           162,319      162,319              none
JMG Triton Offshore Fund, Ltd...........   3,500,000      none           162,319      162,319              none
KBC Financial Products USA..............   2,100,000      none            97,392       97,392              none
Lakeshore International Ltd. ...........   4,100,000      none           190,145      190,145              none
Lehman Brothers Inc. (13)...............   1,000,000      none            46,377       46,377              none
Lipper Convertibles, L.P. ..............  11,367,000      none           527,166      527,166              none
Lipper Convertibles Series II, L.P. ....   2,000,000      none            92,754       92,754              none
Lipper Offshore Convertibles, L.P. .....   2,000,000      none            92,754       92,754              none
Lipper Offshore Convertibles, L.P. #2...   1,000,000      none            46,377       46,377              none
Merced Partners Limited Partnership.....   5,000,000      none           231,885      231,885              none
Morgan Stanley & Co. Incorporated
  (14)..................................  20,000,000      none         8,474,922      927,537         7,547,385
Nomura Securities International,
  Inc. .................................   1,000,000      none            46,377       46,377              none
Paloma Securities LLC...................   8,000,000      none           375,015      371,015             4,000
Peoples Benefit Life Insurance
  Company...............................   4,000,000      none           185,508      185,508              none
Peoples Benefit Life Insurance Company
  TEAMSTERS.............................   6,000,000      none           278,261      278,261              none
Retail Clerks Pension Trust.............   2,500,000      none           115,943      115,943              none
Retail Clerks Pension Trust #2..........   1,500,000      none            69,566       69,566              none
St. Albans Partners Ltd.................   4,000,000      none           185,508      185,508              none
TIAA-CREF Mutual Funds
  F/B/O its High Yield Bond Fund (15)...     250,000      none            11,595       11,595              none
TQA Master Plus Fund, LTD. .............     500,000      none            23,189       23,189              none
TQA Master Fund, LTD. ..................   2,000,000      none            92,754       92,754              none
Teachers Insurance and Annuity
  Association...........................   6,000,000      none           278,261      278,261              none
Thomas Weisel Partners LLC (16).........   3,550,000      none           164,638      164,638              none
UBS O'Connor LLC F/B/O
  UBS Global Equity Arbitrage
  Master Ltd. ..........................   4,500,000      none           208,696      208,696              none
Variable Insurance Products Fund III:
  Aggressive Growth Portfolio...........      26,000      none             1,206        1,206              none
Volkswagen of America Inc.--
  Salaried Eaton Vance Mgt. (17)........     100,000      none             4,638        4,638              none
Any other holder of notes or future
  transferee, pledgee, donee or
  successor of any holder (18)..........  39,347,000      none         1,824,789    1,824,789              none

---------------
 (1) Assumes that the full amount of the notes held by the selling holder is being offered for registration hereunder.

 (2) Because the selling holders may, pursuant to the prospectus, offer all or some portion of the notes and shares they presently hold or, with respect to shares, have the right to acquire upon conversion of such notes, we cannot predict the amount or percentage of the notes and shares that will be held by the selling holder upon termination of any such sales. In addition, the selling holders identified above may have sold, transferred or otherwise disposed of all or a portion of their notes and shares since the date on which they provided the information regarding their notes and shares in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution." The selling holders may sell all, part or none of the notes or shares listed in the table. The amounts listed in the table assume that each selling holder sells all of its convertible notes and/or shares of common stock underlying such notes.

 (3)Assumes that the full amount of the notes held by the selling holder is converted into shares of common stock at the conversion price and offered hereunder by such selling holder.

 (4)The conversion price and the number of shares issuable upon conversion of the notes are subject to adjustment under certain circumstances. See "Description of Notes--Conversion of Notes." Section 15.3 of the indenture governing the convertible notes provides that if any fractional shares of common stock are issuable upon conversion of the notes, Holdings may either pay cash in lieu of such fractional shares or round up the number of shares issuable upon conversion. The number of shares reported in the table assumes that Holdings rounds up the number of shares issued upon conversion. We expressly reserve the right to pay cash in lieu of fractional shares, and any decision as to whether pay cash or round up for fractional shares will be made at the time the notes are surrendered for conversion.

 (5)AIG Soundshore Opportunity Holding Fund Ltd. owned 115 Holdings' January 2001 puts exercisable at $10 and 115 Holdings' February 2001 puts exercisable at $10 prior to the offering.

 (6)AIG Soundshore Strategic Holding Fund Ltd. owned 115 Holdings' January 2001 puts exercisable at $10 and 115 Holdings' February 2001 puts exercisable at $10 prior to the offering.

 (7)CIBC World Markets is a subsidiary of Canadian Imperial Bank of Commerce. Of the 10,347,827 shares reported as beneficially owned by CIBC World Markets, 10,000,000 are held by affiliates of Canadian Imperial Bank of Commerce. CIBC World Markets was an initial purchaser or placement agent for our 12% senior discount notes due 2008, our 11 1/4% senior discount notes due 2009, our 12 7/8% senior discount notes due 2010, our 10 3/4% senior notes due 2010 and our 12 1/2% senior notes due 2010. CIBC World Markets was also a co-manager of our public common stock offerings in February 2000 and July 2000. In addition, CIBC World Markets is an agent and a lender under our existing credit facility and has given us a commitment in connection with the anticipated increase of our credit facility of $1.2 billion. CIBC World Markets and its affiliates received customary fees for these services. The Trimaran group purchased 4,000,000 shares of our common stock in a private placement at a purchase price of $18.75 per share and received warrants to purchase 1,500,000 shares of common stock at exercise prices ranging from $21.56 per share to $28.00 per share. Certain investors in the Trimaran group are affiliates of CIBC World Markets. Andrew R. Heyer is a Managing Director of CIBC World Markets and a managing member of Trimaran Fund Management, L.L.C., the investment advisor to Trimaran Fund II L.L.C. Mr. Heyer was a member of Holdings' board of directors from April 1999 until November 2000. Our stockholders' agreement, as amended, provides that so long as the Trimaran group and Canadian Imperial Bank of Commerce and their respective affiliates own collectively 5% or more of Holdings' outstanding stock, Canadian Imperial Bank of Commerce affiliates and Caravelle Investment Fund, L.L.C. collectively will have the right to designate a representative to attend meetings of Holdings' board of directors as an observer.

 (8)Deephaven Domestic Convertible Trading Ltd. owned $2,000,000 aggregate principal amount of Holdings' 12 1/2% senior discount notes due 2010 prior to the offering.

 (9)DIA High Yield Bond Fund owned $2,750,000 aggregate principal amount of Holdings' 11 1/4% senior discount notes due 2009 prior to the offering.

(10)Eaton Vance High Income Portfolio owned $5,360,000 aggregate principal amount of Holdings' 12% senior discount notes due 2008, $25,500,000 aggregate principal amount of Holdings' 11 1/4% senior discount notes due 2009 and $3,870,000 aggregate principal amount of Holdings' 12 7/8% senior discount notes due 2010 prior to the offering.

(11)Eaton Vance Income Fund of Boston owned $1,150,000 aggregate principal amount of Holdings' 12% senior discount notes due 2008, $12,235,000 aggregate principal amount of Holdings' 11 1/4% senior discount notes due 2009 and $4,080,000 aggregate principal amount of Holdings' 12 7/8% senior discount notes due 2010 prior to the offering.

(12)Hallmark Master Trust High Yield owned $1,550,000 of SpectraSite's 11 1/4% senior discount notes due 2009 prior to the offering.

(13)Lehman Brothers Inc. was an initial purchaser of our 12% senior discount notes due 2008 and a co-manager of our public common stock offerings in February 2000 and July 2000.

(14)Morgan Stanley & Co. Incorporated was the placement agent for the convertible notes. Morgan Stanley & Co. Incorporated was also an initial purchaser or placement agent for our 11 1/4% senior discount notes due 2009, our 12 7/8% senior discount notes due 2010 and our 10 3/4% senior notes due 2010 and was co-lead underwriter of our public common stock offerings in February 2000 and July 2000.

(15)TIAA-CREF Mutual Funds F/B/O its High Yield Bond Fund owned $250,000 aggregate principal amount of Holdings' 12 1/2% senior discount notes due 2010 prior to the offering.

(16)Thomas Weisel Partners LLC was a co-manager of our public common stock offering in July 2000.

(17)Volkswagen of America Inc.--Salaried Eaton Vance Mgt. owned $15,000 of Holdings' 11 1/4% Senior Discount Notes due 2009 prior to the offering.

(18)We may from time to time include additional selling holders and information about such selling holders' plans of distribution in future supplements to this prospectus, if required. The amounts provided assume that any holders of the notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

                              PLAN OF DISTRIBUTION

     SpectraSite is registering the notes and shares of common stock issuable upon conversion of the notes on behalf of the selling holders. References in this section to selling holders also include any permitted pledgees, donees or transferees identified in a supplement to this prospectus as described below. The selling holders may, from time to time, sell any or all of their securities at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of the sale. The selling holders may offer their securities at various times in one or more of the following transactions:

     - in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - in block trades in which the broker-dealer will attempt to sell the notes or the shares as agent but may position and resell a portion of the black as principal to facilitate the transaction;

     - in purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

     - in an exchange distribution in accordance with the rules of the applicable exchange;

     -  in the over-the-counter market;

     - in private transactions other than in the over-the-counter market or on an exchange;

     -  in connection with short sales of shares;

     -  by pledge to secure debts and other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     -  in a combination of any of the above transactions; or

     -  any other method permitted pursuant to applicable law.

     The selling holders may sell their notes or shares at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.

     The selling holders may use underwriters or broker-dealers to sell their notes or shares. In effecting such sales, underwriters, brokers or dealers engaged by the selling holders may arrange for other underwriters, brokers or dealers to participate. Underwriters, brokers or dealers may purchase notes or shares as principals for their own accounts and resell such securities pursuant to this prospectus. If this happens, the underwriters or broker-dealers will either receive discounts or commissions from the selling holders, or they will receive commissions from purchasers of securities for whom they acted as agents. The selling holders, any underwriters, brokers, dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation. The maximum discount or commission to be paid to any member of the NASD or any independent broker-dealer for the sale of any notes or shares will not exceed 8%.

     The selling holders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of securities in the course of hedging the positions they assume with selling holders. The selling holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, of the securities offered under this prospectus. The securities that broker-dealers or other financial institutions receive in those types of transactions may be resold under this prospectus.

     After November 20, 2001, selling holders also may resell all or a portion of the notes or shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that Rule.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. While the notes are eligible for trading in the PORTAL market, we cannot assure you that the notes will remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We cannot assure you that a trading market for the notes will develop. If a trading market for the notes fails to develop, the trading price of the notes may decline.

     When a particular offering of notes or shares is made, if required, we will distribute a prospectus supplement. That supplement will set forth the names of the selling holders, the aggregate amount and type of notes or shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     To comply with the securities law in some jurisdictions, the securities will be offered or sold in particular jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with.

     To comply with rules and regulations under the Securities Exchange Act of 1934, persons engaged in a distribution of the securities may be limited in their ability to engage in market activities with respect to such securities. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the securities by the selling holders. All of these things may affect the marketability of the securities.

     All expenses of the registration of the securities will be paid by SpectraSite, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or blue sky laws; provided, however, that the selling holders will pay all underwriting discounts and selling commissions, if any. Subject to some limitations, the selling holders will be indemnified by SpectraSite against civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith. Subject to some limitations, SpectraSite will be indemnified by the selling holders against civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     Dow, Lohnes & Albertson, PLLC, Washington, D.C., passed upon the validity of the notes and shares of common stock offered by this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the period from inception (April 25, 1997) to December 31, 1997 and the years ended December 31, 1998 and 1999 and the consolidated financial statements of our predecessor, Telesite Services, LLC, for the year ended December 31, 1996 and for the period from January 1, 1997 to May 12, 1997 included in this registration statement, as set forth in their reports incorporated by reference herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Westower's consolidated financial statements as of September 30, 1998 and for the seven months then ended and Summit's financial statements as of September 30, 1998 and for the nine months then ended included in the Current Report on Form 8-K dated August 18, 2000 have been incorporated by reference in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Westower's consolidated financial statements as of February 28, 1997 and February 28, 1998 and for the three years ended February 28, 1998 and Cord's financial statements as of June 30, 1997 and 1998 and for the two years ended June 30, 1998 have been incorporated by reference in this prospectus in reliance on the report of Moss Adams LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of MJA Communications Corp. as of December 31, 1996 and December 31, 1997 and for the three years ended December 31, 1997, have been consolidated with those of Westower and incorporated by reference in this prospectus in reliance on the report of Lamn, Krielow, Dytrych & Darling, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Summit Communications LLC as of December 31, 1997 and for the period from inception, May 24, 1997, to December 31, 1997 have been incorporated by reference in this prospectus in reliance on the report of Shearer, Taylor & Co., P.A., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Holdings is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. In addition, the indentures governing Holdings' outstanding notes require that we file Exchange Act reports with the Securities and Exchange Commission and provide those reports to the indenture trustee and holders of notes. Our Securities and Exchange Commission filings are available over the Internet at the Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the public reference rooms the Securities and Exchange Commission maintains at 450 Fifth Street, N.W., Washington, D.C.; 13th Floor, Seven World Trade Center, New York, New York; and Suite 1400, Northwestern Atrium Center 500 West Madison Street, Chicago, Illinois or obtain copies of such materials by mail. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the Public Reference Section's charges for mailing copies of the documents Holdings has filed.

                     INFORMATION INCORPORATED BY REFERENCE

     Holdings has filed the following documents with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Holdings to incorporate these filings by reference into this prospectus. By incorporating our Securities and Exchange Commission filings by reference they are made a part of this prospectus.

     -  Annual Report on Form 10-K for the year ended December 31, 1999;

     -  Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     -  Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     -  Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

     -  Form 8-K dated December 30, 1999 and filed January 21, 2000;

     -  Form 8-K dated March 6, 2000 and filed March 10, 2000;

     -  Form 8-K dated April 12, 2000 and filed April 18, 2000;

     -  Form 8-K dated June 6, 2000 and filed June 21, 2000;

     -  Form 8-K dated and filed August 18, 2000;

     -  Form 8-K dated August 25, 2000 and filed August 31, 2000;

     -  Form 8-K/A dated August 25, 2000 and filed November 17, 2000;

     -  Form 8-K dated November 20, 2000 and filed November 22, 2000;

     -  Form 8/K-A dated August 25, 2000 and filed December 18, 2000; and

     -  Form 8-K dated January 16, 2001 and filed January 29, 2001.

     A description of Holdings' common stock, par value $0.001, appears in the section captioned "Description of Common Stock" contained in Holdings' amended registration statement on Form 8-A/A filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 on December 12, 2000, and is incorporated herein by reference.

     All documents which Holdings will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Holdings' Securities and Exchange Commission file number for Securities Exchange Act documents is 0-27217. Holdings will provide without charge, to any person, including any beneficial owner, who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

                                David P. Tomick
              Executive Vice President and Chief Financial Officer
                           SpectraSite Holdings, Inc.
                            100 Regency Forest Drive
                                   Suite 400
                           Cary, North Carolina 27511
                           Telephone: (919) 468-0112

     Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:

     -  the prospectus;

     -  the accompanying prospectus supplement; or

     - any other subsequently filed document which also is incorporated in, or is deemed to be incorporated by reference to, this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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

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